CUSIP No. 918278-10-2                                              Page 1 of 4


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                                V-ONE CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)
                                   918278-10-2
                                 (CUSIP Number)


                               Charles B. Griffis
                         1803 Research Blvd., Suite 305
                               Rockville, MD 20850
                                 (301) 838-8900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 5, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).


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CUSIP No. 918278-10-2                                              Page 2 of 4


                                  SCHEDULE 13D

1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Hai Hua Cheng

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) ( )
                                                                        (b) ( )

3              SEC USE ONLY



4              SOURCE OF FUNDS

               PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

6              CITIZENSHIP OR PLACE OF ORGANIZATION

               Republic of China - Taiwan

NUMBER OF      7        SOLE VOTING POWER
SHARES
BENEFICIALLY            669,139
OWNED BY EACH
REPORTING
PERSON WITH    8        SHARED VOTING POWER

                        None

               9        SOLE DISPOSITIVE POWER

                        669,139

              10        SHARED DISPOSITIVE POWER

                        None

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              669,139

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       (  )

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.2%

14            TYPE OF REPORTING PERSON

              IN

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CUSIP No. 918278-10-2                                              Page 3 of 4


                           Statement on Schedule 13D


          This  statement  amends  and  supplements  the  initial  statement  on
       Schedule 13D ("Original Statement") of Hai Hua Cheng filed with the Securities and Exchange Commission on June 18, 1997 with respect to the beneficial ownership by such person of shares of common stock, $0.001 par value per share ("Common Stock"), of V-ONE Corporation, a Delaware corporation ("Issuer"). The filing of this Amendment No. 1 is occasioned by the transfer of 1,000,000 shares in two private transactions as described in Item 5(c) below. Except as set forth below, the information contained in the Original Statement.

          To the extent that any information is provided herein with respect to the Issuer, such information is provided to the knowledge of Hai Hua Cheng.

       ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a) According to the Issuer, there were 12,803,045 shares of Common Stock outstanding as of May 12, 1997. Hai Hua Cheng currently owns beneficially 669,139 shares of the Issuer's Common Stock, representing 5.2% of the outstanding Common Stock.

          (b) Mr. Cheng has sole voting power over the 669,139 shares held by him.

          (c) Except as set forth below, Mr. Cheng has not effected any transaction involving the Issuer's Common Stock during the 60 days prior to the date of this Statement.

          At the time of the filing of the Original Statement, Mr. Cheng owned 1,669,139 shares of the Issuer. On June 5, 1997, Mr. Cheng transferred 1,000,000 shares of the Issuer in two private transactions.

          (d) Except as set forth in this Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeeds from the sale of, the securities of the Issuer that are owned beneficially by the reporting person.

          (e) Item 5(e) is not applicable to this Statement.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 18, 1997


                                            HAI HUA CHENG


                                            By: /s/ Hai Hua Cheng
                                                -------------------------------
                                                Hai Hua Cheng